November 30, 2017

VIA EDGAR TRANSMISSION

Angela Mokodean

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review and Accounting Office

100 F Street, N.E.

Washington, D.C. 20549

Re: BlueArc Multi-Strategy Fund, File No. 811-23017

Dear Ms. Mokodean:

On October 12, 2017, BlueArc Multi-Strategy Fund (the "Registrant) filed an amended registration statement under Section 8(b) of the Investment Company Act of 1940 on Form N-2 (the “Amendment”). In a telephone conversation on November 18, 2017, you provided comments to the Amendment. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Comment 1. Please supplementally confirm that you will file a deregistration application on Form N-8F to deregister the fund.

Response. The Registrant filed a deregistration application on Form N-8F to deregister the fund on November 1, 2017. The accession number for that filing is 0001580642-17-005818.

Comment 2. Please supplementally advise whether FASB Accounting Standards Codification Topic 450 and FAS 5, Accounting for Contingencies will be used in accounting for the liquidation.

Response. The fund accountants have confirmed to the Registrant that FASB Accounting Standards Codification Topic 450 and FAS 5, Accounting for Contingencies will be used in accounting for the liquidation.

4832-6917-5894.1

Comment 3. Please disclose any tax consequences associated with the liquidation.

Response. The auditors have confirmed to the Registrant that there are no tax consequences associated with the liquidation that have not been disclosed.

If you have any questions, please call the undersigned at (404) 541-2954 or Parker Bridgeport at (614) 469-3238.

Very truly yours,

/s/ Tanya L. Goins

Tanya L. Goins